Exhibit 99.1

GFL Environmental Announces Closing of Acquisition of Divestiture Assets

VAUGHAN, CANADA, October 30, 2020 – GFL Environmental Inc. ("GFL" or the "Company") (NYSE and TSX: GFL), a leading North American diversified environmental services company, announced today the successful closing of the acquisition of the divestiture assets resulting from the transaction between Waste Management, Inc. and Advanced Disposal Services, Inc. The assets to be acquired by the Company, which include 34 collection operations, 36 transfer stations and 18 landfills across 10 U.S. states, are supported by over 900 employees. The US$863.5 million purchase price for the acquisition was satisfied through a combination of drawings under the Company's revolving credit facility and cash on hand.

Patrick Dovigi, the Founder and Chief Executive Officer of GFL, said, “We are excited to welcome the over 900 employees joining the GFL family today.” Mr. Dovigi continued, “When we completed our initial public offering earlier this year, we significantly de-levered our balance sheet with the goal of creating long term equity value for our shareholders by pursuing accretive acquisitions of high-quality assets and improving our operating margins. This acquisition, together with our recently completed acquisition of WCA Waste Corporation, will advance this goal and further support our organic growth strategy.” Mr. Dovigi added, “We will now work to implement our well-established integration plans for these acquisitions while maintaining our focus on tuck-in acquisitions and opportunities to realize meaningful synergies.”

About GFL Environmental

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 27 states in the United States. Across its organization, GFL has a workforce of more than 13,000 employees and provides its broad range of environmental services to more than 135,000 commercial and industrial customers and its solid waste collection services to more than 4 million households. For more information, visit the GFL web site at www.gflenv.com. To subscribe for investor email alerts please visit https://investors.gflenv.com or click here.

Forward-Looking Statements

This release includes certain "forward-looking statements". In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management's current beliefs, expectations, estimates and projections regarding future events and operating performance. Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the "Risk Factors" section of the Company's final prospectus relating to its initial public offering dated March 2, 2020 and the Company's other periodic filings with the SEC and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws.

Investor contact:

Patrick Dovigi

Founder and CEO

905-326-0101

pdovigi@gflenv.com

Media contact:

Dan Gagnier / Jeffrey Mathews

Gagnier Communications

646-569-5897